UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

EDGE PETROLEUM CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALE PER SHARE
(Title of Class of Securities)

279862106
(CUSIP Number)

Mark G. Egan
Marlin Capital Corp.
John Hancock Center
875 North Michigan Ave., Suite 3412
Chicago, Illinois  60611
(312) 705-9003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities and Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1
Name of Reporting Person
MARLIN CAPITAL CORP TAX ID 36-366-3837
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x
									(b)
3
SEC USE ONLY
4
SOURCE OF FUNDS
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2D or 2E
6
CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS
7
SOLE VOTING POWER
8
SHARED VOTING POWER
915,300
9
SOLE DISPOSITIVE POWER
10
SHARED DISPOSITIVE POWER
915,300
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
915,300
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.83% PER SHARES OUTSTANDING AS OF RECENT 8-K
14
TYPE OF REPORTING PERSON
CO

         This Amendment No. 1 amends certain information contained in the Schedule 13D (the 13D) filed on January 7, 2004, on behalf of Marlin Capital Corp., an Illinois corporation, the Private Investment Fund LP, an Illinois limited partnership and Mark G. Egan, an individual (collectively, the Reporting Entities). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.  	Purpose of Transaction

	On January 7, 2004, the Reporting Entities sent notice to the Corporation (a copy of which is attached hereto as Exhibit 1), notifying the Corporation of their intent to present business at the 2004 Annual Meeting and submitting a stockholder proposal to reduce the number of directors on the Corporations board (the Proposal).
By letter dated January 13, 2004 (a copy of which is attached hereto as Exhibit 2), the Corporation requested a No-action Letter from the Securities and Exchange Commission (the SEC) in an attempt to exclude the Reporting Entities Proposal on purely technical grounds.

	To date the Corporation has yet to deliver to the Reporting Entities any explanation as to why substantively the Corporations stockholders should not be allowed to vote on the Proposal. In fact, the Corporations correspondence is silent to this matter, once again deferring to technical grounds for denying a shareholder vote on a subject that is universally viewed as appropriate for shareholder involvement.

	The Reporting Entities reiterate their belief that in order to promote a more efficient, functional and flexible board, the Corporation should have fewer directors. The Reporting Entities believe that the current number of directors is excessive and not in the best interest of the Corporation and its shareholders. Attached is a letter dated January 27, 2004, sent to the Corporation and the SEC (a copy of which is attached hereto as Exhibit 3) disputing the Corporations basis for excluding the Reporting Entities Proposal.

	The Reporting Entities currently intend to continue their efforts to resolve their concerns cooperatively with Company management and board members. Depending on the results of these efforts, the Reporting Entities may, in the future, determine to take further actions (through discussions with other shareholders, discussions with persons considering an investment in the Company, or otherwise) as and to the extent permitted under applicable law in order to maximize shareholder value.

	Depending on market conditions and other factors the Reporting Entities deem material, the Reporting Entities may purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common Stock that they may hereafter acquire.

	Except as set forth in this Item 4, the Reporting Entities do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a)through(j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 7.	Material to be Filed as Exhibits.

	The following documents are filed as exhibits:

1. Notice of Intention to Present Business at 2004 Annual Meeting, dated January 7, 2004, submitted by the Reporting Entities.
2. Letter to the SEC from the Corporation dated January 13, 2004.
3. Letter to the SEC from the Reporting Entities dated January 27, 2004.


Signature

	Each of the Reporting Entities, after reasonable inquiry and to the best of each of their individual knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 27, 2004


MARLIN CAPITAL CORP.


By:      /s/  Mark G. Egan    ___
Name:  Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.


By:      /s/ Mark G. Egan  __
Name: Mark G. Egan
Its: President


MARK G. EGAN, individually


     /s/  Mark G. Egan __



(continued)


(continued)

2



CUSIP No. 279862106

Page 4 of 4 Pages


2


207365/0001/632993/Version #:.1

207365/0001/632993/Version #:.1

207365/0001/632993/Version #:.1